UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission No. 000-21084

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Champion Industries, Inc.

(Exact name of registrant as specified in its charter)

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2450-90 1st Avenue
P.O. Box 2968
Huntington, WV 25728
(304) 528-2700
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, Par Value $1.00 Per Share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         213

Pursuant to the requirements of the Securities Exchange Act of 1934, Champion Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized person.

Date: July 28, 2016	Champion Industries, Inc.

	By:	/s/ Justin T. Evans
Justin T. Evans
Senior Vice President and Chief Financial Officer